SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 21, 2020

1.               DATE, TIME AND PLACE: On February 21, 2020, at 9:00 am, at the offices of BRASKEM S.A. (“Braskem” or “Company”), located at Rua Lemos Monteiro, 120, 22º andar, in the City of São Paulo, State of São Paulo, CEP 05501-050.

2.               CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting convened pursuant to the Internal Regulations of the Board of Directors, attended by all Board Members indicated below. Board Member Ana Zambelli participated via conference call. The Chief Executive Officer of the Company, Roberto Lopes Pontes Simões, Officers Pedro Freitas and Cristiana Lapa, as well as Ms.  Ana Paula Tarossi, Lilian Porto Bruno and Clarisse Schlieckmann also took part. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.               AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.          Resolution: After due analysis of the proposal submitted for resolution, which was previously sent to the Board Members and will remain filed at the Company’s headquarters, the following resolution was approved by unanimous vote of those present, and the Executive Office of Braskem was authorized to practice all necessary acts for the implementation of the resolution: PD.CA/BAK-01/2020 – Definition of Special Limits of Delegation for the Contracting of Loans, Financing or Capital Markets Transactions by the Executive Office of Braskem for the year 2020 - to approve, for the fiscal year 2020 or until the first Board’s Meeting held in 2021, the limit to contract loans, financing or capital market transactions (including, but not limited to, the contracting of derivatives, foreign exchange agreements, advances on foreign exchange agreements, bank guarantees, assignment of receivables and letters of credit), in Brazil or abroad, regardless of a specific approval by the Board of Directors for each transaction, whenever the applicable laws or regulations do not require approval by the Board of Directors or by the General Meeting, in the amount per transaction of up to USD 250 million for transactions expressed in foreign currency, and up to BRL 500 million for transactions expressed in Reais, always respecting, at the execution of the respective agreement, the limit of the Company’s gross debt in the amount of USD 7.9 billion, excluding Braskem Idesa’s Project Finance, as indicated in its latest financial statement or in the quarterly information form disclosed to the market; and to establish that the loans, financing or capital market transactions contracted in the year of 2020 and until the first Annual Meeting of the Board of Directors held in the year of 2021, with amounts, per transaction, higher than USD 40 million for transactions expressed in foreign currency and BRL 80 million for transactions expressed in Reais, be periodically informed to the Board of Directors, through the Finance and Investment Committee, including the main characteristics of such transactions.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 21, 2020

3.2.               Subjects for Acknowledgement: Nothing to record.

3.3.              Subjects of Interest to the Company: Nothing to record.

4.               ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary. Ass: José Mauro Mettrau C. da Cunha - Presidente; Lilian Porto Bruno - Secretária; João Cox Neto; Ana Lucia Poças Zambelli; Fábio Venturelli; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; Julio Soares de Moura Neto; Roberto Lopes Pontes Simões; Pedro Oliva Marcilio de Sousa; e Rogério Bautista da Nova Moreira; e Roberto Faldini.

São Paulo/SP, February 21, 2020.

The above matches the original recorded in the proper book.

[signature]

Lilian Porto Bruno

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.